Exhibit 99.2 R&D Day BALLI-01 Phase 1 & Phase 2 Strategy DRAFT

Forward-Looking Statements Forward Looking Statement This presentation contains “forward-looking” statements within These forward-looking statements are made in light of the meaning of applicable securities laws, including the Private information currently available to us and are subject to Securities Litigation Reform Act of 1995. Forward-looking numerous risks and uncertainties, including with respect to the statements may be identified by words such as “designed to,” significant risks associated with biopharmaceutical product “anticipate,” “can,” “could,” “expected,” “on track,” “plan,” candidate development. Among these are significant risks that “potential,” “positioned,” “scheduled,” should, and “will,” the BALLI-01 Phase 1 data may not be validated by data from would, or the negative of these and similar expressions. later stage of clinical trials and that our product candidate may not receive regulatory approval. Particular caution should be These forward-looking statements, which are based on our exercised when interpreting the results from phase 1 studies management’s current expectations and assumptions and on and results relating to a small number of patients, such results information currently available to management, include should not be viewed as predictive or future results. statements regarding the market opportunities with respect to lasme-cel (and the assumptions on which such determinations Furthermore, many other important factors, including those are based, including with respect to addressable populations described in our Annual Report on Form 20-F and the financial and potential pricing), the potential of the phase 2 study to be a report (including the management report) for the year ended registrational phase, the advancement, timing and progress of December 31, 2024 and subsequent filings Cellectis makes with clinical trials (including with respect to patient enrollment and the Securities Exchange Commission from time to time, as well follow-up), the timing of our presentation of data and submission as other known and unknown risks and uncertainties may of regulatory filings (including, without limitation, the date of BLA adversely affect such forward-looking statements and cause our filing), the sufficiency of cash to fund operations, the potential actual results, performance or achievements to be materially benefit of our product candidates and technologies, and the different from those expressed or implied by the forward-looking financial position of Cellectis. statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if P2 new information becomes available in the future.

Lasmecabtagene Timgedleucel or Lasme-cel (UCART22) Lasme-cel could be a game changer in refractory or relapsed B-ALL Lasme-cel is not FDA approved P3

Today’s Reveal 1. The BALLI-01 Study for Patients with r/r B-ALL • Phase 1 Update → Lessons Learned • Phase 2 Design → Path to BLA and Market Panel Discussion with Oncology Experts 2. Lasme-cel Market Opportunity • Patient Need & Addressable Market • Where We Create Value 4. Building Tomorrow’s Cell & Gene Therapies with AstraZeneca • Our Strategic Collaboration Q&A Session P4

B-ALL: An Unmet Medical Need ALL: an Unmet Medical Need B-CELL ACUTE LYMPHOBLASTIC LEUKEMIA • 1L treated population: ~9,200 Patients (US, EU4, UK)* High relapse in adults HURDLES WITH EXISTING TREATMENTS • Chemotherapies: Lead to high relapse rate in adults • ADCs have a limited effect: Low antigen expression • CD19-directed therapies: ~50% relapse** • Therapies based on patient T-cells: When patients' T-cells are unfit or scarce, autologous CAR-T, in vivo CAR-T and T-cell engagers perform less effectively (*) Projected 2035E figures (**) Nature Reviews Clinical Oncology (2020-2023) P5 1L: first line of treatment; ADC: antibody-drug conjugate EU4: Germany, France, Spain, Italy

Why an Allogeneic CD22 CAR-T cell Product for r/r B-ALL? Why an Allogeneic CD22 CAR-T cell product for r/r B-ALL? Allogeneic CAR-T Starts with Healthy-donor T Cells Healthier and less exhausted than autologous cells from heavily pretreated patients Off-the-Shelf is designed for “Speed” – in B-ALL Every Day Counts Standardized, Repeatable Quality All patients would get the same product CD22 Complements/Preempts CD19 (CD19-naïve and post-CD19) Engaging CD22 could potentially rescue CD19 failures P6

Fully Integrated Manufacturing Fully Integrated Manufacturing Paris, France Raleigh, NC CMC Development, UCART – Clinical & Intended Starting Materials Commercial Ready Site Allogeneic CAR-T 14,000 sq ft. facility 82,000 sq ft. facility ✓ Process & analytical development ✓ UCART GMP manufacturing ✓ Starting materials manufacturing: ✓ QC testing labs ➢ Buffers, ➢ Plasmids, ✓ Cryogenic storage rooms ➢ mRNA, Scalable ➢ Viral vectors, Manufacturing ✓ US supply chain & logistics ➢ & QC testing “1 batch = 100s doses” Scalable to 1000s of doses ✓ Cryogenic storage rooms ✓ EU supply chain & logistics Controlled CoGs CAR: chimeric antigen receptor ; CMC: Chemistry Manufacturing and Controls; GMP: Good Manufacturing Practice ; Improved gross margins P7 QC: Quality Control ; CoGs: Cost of Goods

Lasme-cel as Bridge to Transplant Strategy Lasme-cel as Bridge to Transplant Strategy HSCT as the Gold Standard For r/r B-ALL THE GOAL Achieve a Path to a Potentially Curative HSCT ➢ Secure a remission window ➢ Make patient eligible for an HSCT ➢ Clear path to long-term remission ➢ Manageable safety profile P8 Lasme-cel is not FDA-approved HSCT: hematopoietic stem cell transplantation ; MRD-CR: minimal residual disease-negative complete remission

R&D Day BALLI-01 Phase 1 Data Review & Design of Pivotal Phase 2 DRAFT

Eti-cel (UCART20x22): High Response Rates in R/R NHL Response rate (%) [n=7] 100 90 80 70 60 4/7 CR at 50 86% Current 40 Dose 57% 30 Level 20 10 0 ORR CR Update on Program at the End of the Year 2025 ORR: overall response rate; CR: complete response ; r/r NHL: Relapsed or refractory non-Hodgkin lymphoma Percentage (%)

B-ALL: Chemo and Targeted Therapies Lead, Transplant Is the Cure

ALL Treatment Paradigm


Frontline
All patients
Induction:
Chemo (± TKI[1])
Consolidation:
Chemo ± TKI (MRD-)
Blincyto (MRD+)
2nd Line (R/R)
Blincyto
Chemo (± TKI)
Besponsa
Auto CD19 CAR-T
3rd Line (R/R)
Auto CD19 CAR-T
Other (i.e., Chemo, Blincyto, Besponsa)
Clinical Trial
4th Line (R/R)
Clinical Trial
Auto CD19 CAR-T
Other (i.e., Chemo, Blincyto, Besponsa)

[1] Patients who achieve a complete response may receive a stem cell transplant if eligible (otherwise maintenance chemotherapy). R/R: Relapsed or Refractory; TKI: Tyrosine Kinase Inhibitor. Source: FDA Labels; NCCN Guidelines; UpToDate; Physician Interviews; ClearView Analysis.

Key: CD19 Targeting | CD22 Targeting | Chemo-therapy | Clinical Trial

1 Poor Response Rates after Targeted Therapy Failure 2 After targeted therapy failure, salvage chemo yields low ODD and MRD : High unmet need in Post Ino failure Post CAR-T failure Post Blina failure heavily pretreated patients ORR <20% ORR <10-15% ORR <10% MRD-ve <10% MRD-ve <5-10% MRD-ve <5% P12 1. International reference analysis of outcomes in adults with B-precursor Ph-negative relapsed/refractory acute lymphoblastic leukemia : Gökbuget et al MRD: Minimal Residual Disease Haematologica, Vol. 101 No. 12 (2016): December, 2016 https://doi.org/10.3324/haematol.2016.144311

Key Questions Being Addressed in BALLI-01 Trial Is Alemtuzumab needed to Is Cellectis’ manufactured optimize response? product superior? Which endpoint best What is the optimal dose? reflects benefit? P13

BALLI-01 Study Design Is our internal manufacturing superior? Process 1 vs Process 2 5 DL1=1×10 cells/kg 6 DL2= 1×10 cells/kg 6 DL2i= 2.5×10 cells/kg 6 DL 3 DL 3 DL3= 5×10 cells/kg DL 2i DL 2i Study What is the design optimal dose? DL 2 DL 2 DL 2 DL 1 FC vs FCA Is alemtuzumab necessary? P14 DL1: Dose Level 1; DL2: Dose Level 2; DL2i: Intermediate Dose Level 2; DL3: Dose Level 3; FC: Fludarabine and cyclophosphamide; FCA: FC and alemtuzumab Process 1 or P1 refers to the Cellectis product manufactured by CDMO. Process 2 or P2 refers to the Cellectis product manufactured in-house at Cellectis. Both products were tested in the BALLI-01 study

Cellectis Manufactured Product (P2) Is Superior to CDMO Product (P1) Overall Response Rate (%) 80 70 68 60 Higher 32 50 response 40 28 30 rates in 6 20 36 P2 cohort 22 10 0 P1 (n=18 P2 (n=22) CR/CRi MLFS P15 Percentage (%)

R&D Day BALLI-01 Phase 1 Data DRAFT

BALLI-01 Study Design Process 1 vs Process 2 5 DL1=1×10 cells/kg 6 DL2= 1×10 cells/kg 6 DL2i= 2.5×10 cells/kg 6 DL 3 DL 3 DL3= 5×10 cells/kg DL 2i DL 2i Study design DL 2 DL 2 DL 2 DL 1 FC vs FCA P17 DL1: Dose Level 1; DL2: Dose Level 2; DL2i: Intermediate Dose Level 2; DL3: Dose Level 3; FC: Fludarabine and cyclophosphamide; FCA: FC and alemtuzumab Process 1 or P1 refers to the Cellectis product manufactured by CDMO. Process 2 or P2 refers to the Cellectis product manufactured in-house at Cellectis. Both products were tested in the BALLI-01 study

BALLI-01 Key Inclusion Criteria All patients Key Inclusion Key Outcomes Exploratory transplant Objectives • Age 15-70 years, • Safety ineligible at adequate organ • Investigator • UCART22 function study entry expansion assessed • ECOG PS ≤1 response • Trafficking, persistence • B-ALL blast CD22 • RP2D of expression >70% UCART22 • Immune Reconstitution • >2 Prior lines • PK Alemtuzumab • Transplant ineligible P18 ECOG PS: Eastern cooperative oncology group performance status ; PK: Pharmacokinetics

BALLI 01 | Demographic and Baseline Characteristics All Subjects DL3 P2 (n=12) Age ≤ 50 (n=9) Total (n=40) Age (yrs), median (range) 27 (16-66) 23 (16-45) 27 (16-68) Sex, n (%) Male 5 (41.7) 3 (33.3) 22 (55) Female 7 (58.3) 6 (66.7) 18 (45) ECOG PS, n (%) 0 5 (41.7) 4 (44.4) 14 (35) 1 6 (50) 4 (44.4) 23 (57.5) Missing 1 (8.3) 1 (11.1) 3 (7.5) Number of prior treatments, median(range) 5 (2-11) 5 (4 – 11) 4 (2 – 11) Prior HSCT, n (%) 4 (33.3) 4 (44.4) 18 (45) Prior inotuzumab, n (%) 7 (58.3) 5 (55.6) 22 (55) Prior blinatumomab, n (%) 11 (91.6) 8 (88.9) 32 (80) 5 (41.7) 4 (44.4) 20 (50) Prior CD19 CAR T-cell therapy, n (%) Bone Marrow blasts % 62.5 (14 – 91.5) 62.5 (14 – 91.5) 63.25 (1.0 – 99.0) P19

Heavily Pretreated Population: Median 4-5 Prior Lines of Therapy Significant prior treatment with targeted therapies 80% 55% 50% Previously Previously Previously treated treated treated P20

High Response Rates in P2 Cohort Recommended Phase 2 Dose: DL3 Target Phase 2 population: ▪ DL3 ≤ 50 years P21

High Response Rates in P2 Cohort In Target Phase 2 population 80% who achieved CR/CRi were also MRD-ve P22

Deep Responses in P2 Cohort Responder MRD-negative Status (%) 100 CR/CRI ORR 90 80 80 77 80 75 73 High Rates 70 70 60 of MRD 60 50 Negativity 50 40 in Both 30 Cohorts 20 10 0 P1 P2 P2 DL3 Target Phase 2 Population n=22 n=12 n=18 n=9 P23 CRi: Complete Remission with incomplete hematologic recovery Percentage (%)

Swimmer Plot – Target Phase 2 Population Prior (HSCT+Blin+Ino+CAR-T) 9 T T Prior (Blin) 8 T T 7 Prior (Blin+Ino+CAR-T) T T 6 T Prior (Blin) T 5 Prior (Blin+Ino+CAR-T) T T HSCT Hematopoietic Stem Cell Transplant Blin Blinatumomab Prior (HSCT+Blin+Ino+CAR-T) 4 Ino Inotuzumab CAR-T CAR-T Cell Therapy 3 Response Prior (Ino) st 1 MRD Negative Transplant (T) Prior (HSCT+Blin) 2 T T T Death ● Censored 1 Prior (HSCT+Blin) T T st 1 Response 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 P24

Improved Survival in Patients Who Responded Overall Survival over 12 months by Response (P2) Median Overall Survival in Subjects who Achieve MRD- negative CR/CRi 16 14.8 14.8 14 12 9.4 10 8 6 4 2 0 P2 DL3 Target Pivotal Phase 2 14.8 months Population Median overall survival in subjects who P2 DL3 Target Pivotal Phase 2 Population achieve MRD-negative CR/CRi P25 Months

Achieving Transplant: an Important Clinical Outcome Subjects Who Received or Eligible for HSCT (%) 100 90 20 80 100% 70 Received or 60 Eligible for 50 HSCT 40 80 75 30 In Phase 2 target 55 50 20 population 10 17 0 P2 Overall P2 DL2 (n=6) P2 DL2i (n=4) P2 DL3 (n=12) Target Pivotal (n=22) Phase 2 trial population: P2 DL3 Age <50 (n=9) Received Eligible Percentage (%)

Improved Survival in Patients Who Achieved Transplant Overall Survival Based on Receiving HSCT (%) All subjects All subjects in P2 DL3 in P2 DL3 received or received or were eligible were eligible for HSCT for HSCT P27

No Impact of Prior Lines of Treatment on Outcome No Impact of Prior Lines of Treatment on Outcome Overall Survival Based on Receiving HSCT (P2) P28

High ORR in Patients Who Had Prior Inotuzumab ORR in Patients with Prior Exposure to Inotuzumab 100 90 Deep 80 15 responses 70 8 60 with prior 50 100 CD22 40 71 30 61 targeted 20 11 therapy 10 11 0 P1 (n (n == 4) 9) P2 (n (n =1 =1 1)3) P2 DL3 (n=5) Target Pivotal Phase 2 Population (n=4) MRD -ve ORR MRD +ve ORR P29 Percentage (%)

High CR/CRi Rate in Patients Who Had Prior Inotuzumab CR/CRi Rates with Prior Inotuzumab Exposure (%) 70 60 Deep 50 responses 40 with prior 30 60 CD22 20 43 targeted 11 31 10 therapy 11 0 P1 (n=9) P2 (n=13) P2 DL3 (n=7) Target Pivotal Phase 2 population (n=5) MRD-ve CR/CRi MRD+ve CR/CRi P30 Percentage (%)

High ORR in Patients Exposed to 3 Prior Targeted Therapies: Inotuzumab, Blinatumomab and CD19 CAR-T ORR in Patients with Prior Exposure to 3 Targeted Therapies: Blin, Ino and CD19 CAR-T Deep 100 responses if 90 20 80 received all 3 70 9 60 available 50 100 40 targeted 80 64 30 therapies 20 25 10 0 P1 (n=4) P2 (n=11) P2 DL3 (n=5) Target Pivotal Phase 2 Population (n=4) MRD -ve ORR MRD +ve ORR P31 Percentage (%)

High CR/CRi Rates in Patients Exposed to 3 Prior Targeted Therapies: Inotuzumab, Blinatumomab and CD19 CAR-T CR/CRi Rate in Patients with Prior Exposure to 3 Targeted Therapies: 80 Blin, Ino and CD19 CAR-T 70 Deep 60 responses if 50 received all 3 available 40 targeted 75 therapies 30 60 20 36 25 10 0 P1 (n=4) P2 (n=11) P2 DL3 (n=5) Target Pivotal Phase 2 Population (n=4) MRD -ve CR/CRi MRD +ve CR/CRi P32 Percentage (%)

Low Incidence of Grade ≥ 3 CRS and ICANS CRS and ICANS: DL3 (N=18) CRS and ICANS: Total Population 100 (N=40) 100 90 90 80 5.5 80 70 2.5 70 60 39 60 50 32.5 50 40 40 12 30 30 12 20 39 20 5 37.5 10 10 10 17 7.5 0 0 CRS ICANS CRS ICANS Grade1 Grade 2 Grade 3 Grade1 Grade 2 Grade 3 P33 ICANS: Immune effector cell-associated neurotoxicity syndrome ; CRS: Cytokine release syndrome Percentage (%) Percentage (%)

No Current Signal for IEC-HS Significant interest in the risk of IEC-HS based on prior CD22 targeting autologous CAR-T No ▪ One case observed evidence of in BALLI-01 IEC-HS CD22 target ▪ Grade 2 HLH Day 5 incidence related ▪ Resolved with Anakinra/Dex effect P34 IEC-HS: Immune Effector Cell–Associated Hemophagocytic Syndrome ; HLH: Hemophagocytic Lymphohistiocytosis

Lasme-cel | Related SAEs* Preferred Term Grade Dose Level DL3 (n=18) ALL (n=40) 3 DL3 1 (5.5) Cytokine release syndrome 2 (5) 2 DL2 Immune effector cell-associated 3 DL3 2 (11.1) 2 (5) neurotoxicity syndrome Platelet count decreased 4 DL2 1 (2.5) Hydrocephalus 3 DL2 1 (2.5) Sepsis 5 DL2 1 (2.5) Graft versus host disease in skin 2 DL2i (P1) 1 (2.5) Multiple organ dysfunction 5 DL3 1 (5.5) 1 (2.5) syndrome* *One Dose limiting Toxicity at DL3: Additional guidance added to protocol to limit risk of recurrence P35 *SAE: Serious Adverse Event – SAEs and related only.

Lasme-cel | Adverse Events of Special Interest (AESI) Preferred Term Grade Dose Level DL3 (N=18, %) All (N=40, %) Patients with at least 1 AESI 4 (22.2) 5 (12.5) Cytokine release syndrome 3 DL3 (P2) 1 (5.5) 1 (2.5) Immune effector cell-associated 3 DL3 (P2) 2 (11.1) 2 (5) neurotoxicity syndrome Graft versus host disease in skin 2 DL2i (P1) 1 (2.5) Infusion related reaction 4 DL3 1(5.5) 1 (2.5) P36

CLLS52 Related Infections: Grade ≥ 3

7/35 (20%) of subjects had infection Grade ≥ 3 considered related to alemtuzumab

Phase 2 Risk Mitigation: Enhanced Prophylaxis

P1 or P2	Dose Level	Preferred Term	Grade	Related to Alemtuzumab	Related to Cyclophosphamide	Related to Fludarabine
P1	DL3	Oral herpes	3	YES	NO	NO
P1	DL3	Cystitis bacterial	3	YES	NO	NO
P1	DL3	Herpes simplex reactivation	3	YES	YES	YES
P1	DL3	Cellulitis	3	YES	YES	YES
P2	DL2	Sepsis	5	YES	YES	YES
P2	DL2i	Sepsis	3	YES	YES	YES
P2	DL3	Aspergillus infection	5	YES	YES	YES
P2	DL3	Sinusitis	3	YES	YES	YES
P2	DL3	Stomatococcal infection	3	YES	YES	YES
P2	DL3	Sinusitis fungal	3	YES	YES	YES

P37

CMV Reactivation: All Subjects

Dose Level	P1 or P2	Preferred Term	Grade Value	Related to UCART	Related to Alemtuzumab	Related to Cyclophosphamide	Related to Fludarabine
DL2	P1	Cytomegalovirus infection	2	No	YES	YES	YES
DL2I	P1	Cytomegalovirus infection reactivation	2	No	NO	NO	NO
DL2	P2	Cytomegalovirus infection	2	No	YES	YES	YES
DL3	P2	Cytomegalovirus infection	2	No	NO	NO	NO
DL3	P2	Cytomegalovirus infection	2	No	YES	YES	YES
DL3	P2	Cytomegalovirus infection reactivation	1	No	YES	YES	YES

P38

Data Suggest Alemtuzumab Is Key to Achieving Response Patients Who Achieved MRD- Negative Status 60 55% 50 40 Deeper 31% Responses With P2 30 Alemtuzumab as P Part of 20 2 Lymphodepletion P1 P 10 1 0% 0 n=22 n n= =5 5 n= n= 113 3 n=22 FCA FC FCA FC FCA FCA P39 FC: Fludarabine and cyclophosphamide ; FCA: Fludarabine, cyclophosphamide and alemtuzumab

R&D Day BALLI-01 Transition to Pivotal Phase 2 DRAFT

Clear Registration Path for Lasme-Cel in r/r-ALL P41

Phase 2 Pivotal Phase 2 Study Design: Pivotal Phase 2 Interim analysis 2: Primary analysis Interim analysis 1: Overall 50% pivotal Cohort for BLA Dose Optimization Survival Primary Endpoint: CR / CRi, evaluated within 3 months (from Day 28 to Day 84) Age 12-50 years P42

Age Distribution of ALL 8 Target Phase 2 population (Including Pediatric Plan) 7 Potential future target population 6 5 Current plan includes 4 patients 0-50 years old: 3 >70% of total patients 2 1 0 <1 1-4 5-9 10-14 15-19 20-29 30-39 40-49 50-59 60-69 70-79 80+ Age P43 Incidence per 100,000

Recruitment Driven by 75 Planned Study Sites 75 Study centers planned in North America and Europe P44

Clear Registration Path to BLA Submission Targeted For 2028: Key Anticipated Milestones Multiple Catalysts to 2H 2028 P45 BLA: Biologics licence application

R&D Day Lasme-cel Commercial Opportunity DRAFT

Lasme-cel is a Highly Differentiated Off-the-shelf CAR-T Lasme-cel Product Overview and Differentiation Potential first-in-class CD22 CAR-T, providing a potent alternative to CD22 CAR CD19-targeting agents Off-the-shelf therapy enables immediate treatment initiation, Allogeneic Therapy significantly broadening the addressable market Fully Internalized Manufacturing and logistics excellence can enable fast uptake upon Manufacturing potential commercialization High pricing potential with significantly lower manufacturing costs Highly Attractive Margins than autologous CAR-T P47

Lasme-cel Can Fill Whitespace In the B-ALL Treatment Paradigm

Select FDA-Approved Therapies in B-ALL

	Target	
	CD19	CD22
ADC		BESPONSA (inotuzumab ozogamicin)
TCE	BLINCYTO (blinatumomab)	
Auto CAR-T	KYMRIAH (tisagenlecleucel); AUCATZYL (obecabtagene autoleucel); TECARTUS (brexucabtagene autoleucel)	
Allo CAR-T		cellectis Lasme-cel

Lasme-cel is positioned to be the first CD22 allogeneic CAR-T therapy to market

Additional treatments not shown include chemotherapy and TKIs for Ph+ B-ALL.
ADC: Antibody-drug Conjugate; Ph+: Philadelphia Chromosome Positive; TCE: T Cell Engager; TKI: Tyrosine Kinase Inhibitor.
Source: Clinicaltrials.gov; GlobalData; Company Websites. Lasme-cel is not FDA-Approved.

P48

Chemo and CD19-directed Therapies are Mainstays of B-ALL Treatment

ALL Treatment Paradigm

Frontline	**Induction:**	**Chemo (± TKI[1])**		
	Consolidation:	**Blincyto**	±	**Chemo ± TKI**

Initial treatment with chemo ± TKI, with Blincyto (CD19 TCE) consolidation increasingly used in 1L following 2024 label expansion

[1] Patients who achieve a complete response may receive a stem cell transplant if eligible (otherwise maintenance chemotherapy). HCP: Health Care Provider; IO: Immuno-oncology; R/R: Relapsed or Refractory; TCE: T Cell Engager; TKI: Tyrosine Kinase Inhibitor. Source: FDA Labels; NCCN Guidelines; UpToDate; Physician Interviews; ClearView Analysis.

Key: CD19 Targeting | CD22 Targeting | Chemo-therapy | Clinical Trial

P49

Chemo and CD19-directed Therapies are Mainstays of B-ALL Treatment

ALL Treatment Paradigm

Frontline	**Induction:**	**Chemo (± TKI[1])**		
	Consolidation:	**Blincyto**	±	**Chemo ± TKI**

Initial treatment with chemo ± TKI, with Blincyto (CD19 TCE) consolidation increasingly used in 1L following 2024 label expansion

2nd Line (R/R)

Often multiple classes in combination or sequence

Blincyto	**Chemo (± TKI)**	**Besponsa**	**Auto CD19 CAR-T**

HCPs are comfortable re-challenging with Blincyto, but may also use chemo, Besponsa (CD22 ADC) and/or CAR-T

[1] Patients who achieve a complete response may receive a stem cell transplant if eligible (otherwise maintenance chemotherapy). HCP: Health Care Provider; IO: Immuno-oncology; R/R: Relapsed or Refractory; TCE: T Cell Engager; TKI: Tyrosine Kinase Inhibitor. Source: FDA Labels; NCCN Guidelines; UpToDate; Physician Interviews; ClearView Analysis.

Key: CD19 Targeting; CD22 Targeting; Chemo-therapy; Clinical Trial

P50

Chemo and CD19-directed Therapies are Mainstays of B-ALL Treatment

ALL Treatment Paradigm


Frontline
Induction:
Chemo (± TKI[1])
Consolidation:
Blincyto
±
Chemo ± TKI
2nd Line (R/R)
Often multiple classes in combination or sequence
Blincyto
Chemo (± TKI)
Besponsa
Auto CD19 CAR-T
3rd Line (R/R)
Auto CD19 CAR-T
Other (i.e., Chemo, Blincyto, Besponsa)
Clinical Trial

Initial treatment with chemo ± TKI, with Blincyto (CD19 TCE) consolidation increasingly used in 1L following 2024 label expansion

HCPs are comfortable re-challenging with Blincyto, but may also use chemo, Besponsa (CD22 ADC) and/or CAR-T

Efficacy drops significantly in 3L and beyond, auto CAR-T use increases relative to 2L but still used in a minority of eligible patients

[1] Patients who achieve a complete response may receive a stem cell transplant if eligible (otherwise maintenance chemotherapy). HCP: Health Care Provider; IO: Immuno-oncology; R/R: Relapsed or Refractory; TCE: T Cell Engager; TKI: Tyrosine Kinase Inhibitor. Source: FDA Labels; NCCN Guidelines; UpToDate; Physician Interviews; ClearView Analysis.

Key: CD19 Targeting | CD22 Targeting | Chemo-therapy | Clinical Trial

P51

Chemo and CD19-directed Therapies are Mainstays of B-ALL Treatment

ALL Treatment Paradigm


Frontline
Induction:
Chemo (± TKI[1])
Consolidation:
Blincyto
±
Chemo ± TKI
2nd Line (R/R)
Often multiple classes in combination or sequence
Blincyto
Chemo (± TKI)
Besponsa
Auto CD19 CAR-T
3rd Line (R/R)
Auto CD19 CAR-T
Other (i.e., Chemo, Blincyto, Besponsa)
Clinical Trial
4th Line (R/R)
Clinical Trial or Re-challenge with Prior Therapy

Initial treatment with chemo ± TKI, with Blincyto (CD19 TCE) consolidation increasingly used in 1L following 2024 label expansion

HCPs are comfortable re-challenging with Blincyto, but may also use chemo, Besponsa (CD22 ADC) and/or CAR-T

Efficacy drops significantly in 3L and beyond, auto CAR-T use increases relative to 2L but still used in a minority of eligible patients

Fourth-line patients have likely exhausted all available options and are likely to enroll in clinical trials

[1] Patients who achieve a complete response may receive a stem cell transplant if eligible (otherwise maintenance chemotherapy). HCP: Health Care Provider; IO: Immuno-oncology; R/R: Relapsed or Refractory; TCE: T Cell Engager; TKI: Tyrosine Kinase Inhibitor. Source: FDA Labels; NCCN Guidelines; UpToDate; Physician Interviews; ClearView Analysis.

Key: CD19 Targeting | CD22 Targeting | Chemo-therapy | Clinical Trial

P52

Lasme-cel Has the Potential to Reach Up To ~1.9 K Addressable 3L+ Patients U.S. and EU4+UK 2035E Lasme-cel Addressable Population Incident 1L Treated B-ALL Population (2035E) ~9.2 K Patients (~5.1 K U.S. + ~4.1 K EU4+UK) Note: Values may not multiply exactly due to rounding.  Source: Joshi. Clin Lymphoma Myeloma Leuk. 2022; Kim. Leukemia & Lymphoma. 2018; Rheingold. Leukemia. 2024; Geyer. JCO. 2025. SEER; P53 ClearView Analysis. Note: Assumes nearly all pediatric patients and adults under 65 receive treatment, only 60% of adults over 65 receive treatment. 1In Kymriah ELIANA trial (ages 3-23), 77% of screened patients receive Kymriah or with manufacturing failures; assumes lower real-world clinical eligibility.

Lasme-cel Has the Potential to Reach Up To ~1.9 K Addressable 3L+ Patients

U.S. and EU4+UK 2035E Lasme-cel Addressable Population



Incident 1L Treated B-ALL Population (2035E)
~9.2 K Patients (~5.1 K U.S. + ~4.1 K EU4+UK)
~45%
Treated in 2L Setting
~3.9 K Patients

Of the **~9.2 K expected B-ALL** patients, **~45% are expected to progress to 2L,** mostly adolescents and adults given better outcomes for children

Note: Values may not multiply exactly due to rounding.
Source: Joshi. Clin Lymphoma Myeloma Leuk. 2022; Kim. Leukemia & Lymphoma. 2018; Rheingold. Leukemia. 2024; Geyer. JCO. 2025.SEER; ClearView Analysis. Note: Assumes nearly all pediatric patients and adults under 65 receive treatment, only 60% of adults over 65 receive treatment.
1In Kymriah ELIANA trial (ages 3-23), 77% of screened patients receive Kymriah or with manufacturing failures; assumes lower real-world clinical eligibility.

P54

Lasme-cel Has the Potential to Reach Up To ~1.9 K Addressable 3L+ Patients

U.S. and EU4+UK 2035E Lasme-cel Addressable Population



Incident 1L Treated B-ALL Population (2035E)
~9.2 K Patients (~5.1 K U.S. + ~4.1 K EU4+UK)
~45%
Treated in 2L Setting
~3.9 K Patients
~70%
Treated in 3L Setting
~2.7 K Patients

Of the **~9.2 K expected B-ALL** patients, **~45% are expected to progress to 2L,** mostly adolescents and adults given better outcomes for children

Two-thirds of patients treated in the 2L setting are expected to go on to **require further therapeutic intervention**

Note: Values may not multiply exactly due to rounding.
Source: Joshi. Clin Lymphoma Myeloma Leuk. 2022; Kim. Leukemia & Lymphoma. 2018; Rheingold. Leukemia. 2024; Geyer. JCO. 2025. SEER; ClearView Analysis. Note: Assumes nearly all pediatric patients and adults under 65 receive treatment, only 60% of adults over 65 receive treatment.
1In Kymriah ELIANA trial (ages 3-23), 77% of screened patients receive Kymriah or with manufacturing failures; assumes lower real-world clinical eligibility.

P55

Lasme-cel Has the Potential to Reach Up To ~1.9 K Addressable 3L+ Patients

U.S. and EU4+UK 2035E Lasme-cel Addressable Population



Incident 1L Treated B-ALL Population (2035E)
~9.2 K Patients (~5.1 K U.S. + ~4.1 K EU4+UK)
~45%
Treated in 2L Setting
~3.9 K Patients
~70%
Treated in 3L Setting
~2.7 K Patients
~70%
3L+ CAR-T Eligible
~1.9 K Patients

Of the **~9.2 K expected B-ALL** patients, **~45% are expected to progress to 2L,** mostly adolescents and adults given better outcomes for children

Two-thirds of patients treated in the 2L setting are expected to go on to **require further therapeutic intervention**

Additional cuts for **clinical allo CAR-T eligibility** based on patient fitness and comorbidities[1]

Note: Values may not multiply exactly due to rounding.
Source: Joshi. Clin Lymphoma Myeloma Leuk. 2022; Kim. Leukemia & Lymphoma. 2018; Rheingold. Leukemia. 2024; Geyer. JCO. 2025.SEER; ClearView Analysis. Note: Assumes nearly all pediatric patients and adults under 65 receive treatment, only 60% of adults over 65 receive treatment.
1In Kymriah ELIANA trial (ages 3-23), 77% of screened patients receive Kymriah or with manufacturing failures; assumes lower real-world clinical eligibility.

P56

Lasme-cel Has the Potential To Capture a Majority of the 3L+ Market

Value Proposition of 3L+ Treatment Options

Lasme-cel

- ⬆ Alternative target to CD19
- ⬆ One-time dosing
- ⬆ Off-the shelf availability
- ⬆ Deep, MRD- responses in 3L+

"MRD negativity is very encouraging compared to what we have in third line."
– ALL Key Opinion Leader

Illustrative Lasme-cel Pref. Share Among Eligible Patients **~65%**

Interviewed physicians indicated an expectation to use lasme-cel in a majority of eligible 3L+ patients if available; oncology analogs suggest preferred drug class could achieve 45 – 85% market share

Blincyto
- ⬇ Often used in 1L / 2L
- ⬇ Re-challenges CD19

Besponsa
- ⬇ Repeat dosing
- ⬇ Poor durability
- ⬇ Often already used in 2L

Auto CD19 CAR-T
- ⬇ Complex manufacturing
- ⬇ Re-challenges CD19

Chemo-therapy
- ⬇ Limited efficacy in 3L+
- ⬇ Highly toxic

"You could infuse this rapidly, in a small number of days, which would be favorable compared to CD19 CAR-T."
– ALL Key Opinion Leader

"After blina up front, then maybe a CD19 CAR-T… then you really need something else after another relapse."
– ALL Key Opinion Leader

MRD: Minimal Residual Disease. Source: Kantarjian. N Engl J Med. 2016; FDA Labels; Physician Interviews;ClearView Analysis.

P57

Lasme-cel Has High Pricing Potential Across the EU4 + UK and U.S. Lasme-cel Ilustrative List Price, If Approved 500 Tecartus 400 Lasme-cel 300 Kymriah 200 2025 Avg: ~$365 K 100 0 2020 2025 2030 2035 • Lasme-cel illustrative anchor price triangulated from 2025 averaged EU4 + UK CAR-T price range of $285 – 430 K, with 2035 list price assumed to remain constant with 2025 2025 Anchor Price: 2035 List Price: ~$365 K ~$365 K 1 Note: For illustrative purposes only (Cellectis has not made any pricing decisions for lasme-cel at this time). Prices for Tecartus and Kymriah reflect average price across the EU4 and UK. GTN: Gross-to-net. Source: Theidel. Health Econ Rev. 2016; Dalal. ISPOR. 2024; Navlin; ClearView Analysis. P58 1 CAR-T Price ($ K)

Lasme-cel Has High Pricing Potential Across the EU4 + UK and U.S. Lasme-cel Ilustrative List Price, If Approved 500 1,000 Kymriah Tecartus +5% 400 800 Aucatzyl Lasme-cel 300 600 Lasme-cel Kymriah Tecartus 200 400 2025 Avg: ~$365 K 100 200 2025 Avg: ~$515 K 0 0 2020 2025 2030 2035 2020 2025 2030 2035 • Lasme-cel illustrative anchor price triangulated from • Lasme-cel illustrative anchor price triangulated from 2025 averaged EU4 + UK CAR-T price range of 2025 CAR-T price range of $420 – 590 K, with projected $285 – 430 K, with 2035 list price assumed to remain 2035 list price based on 2021 – 2025 price growth constant with 2025 CAGR (~5%) 2025 Anchor Price: 2035 List Price: 2025 Anchor Price: 2035 List Price: ~$515 K ~$840 K ~$365 K ~$365 K 1 Note: For illustrative purposes only (Cellectis has not made any pricing decisions for lasme-cel at this time). Prices for Tecartus and Kymriah reflect average price across the EU4 and UK. GTN: Gross-to-net. Source: Theidel. Health Econ Rev. 2016; Dalal. ISPOR. 2024; Navlin; ClearView Analysis. P59 1 CAR-T Price ($ K) CAR-T Price ($ K)

Lasme-cel Could Achieve Up To ~$700 M in Peak Gross Sales (U.S., EU4, UK)

Assumption	U.S.	EU4 + UK	Source / Rationale
Addressable Patients (#)	~1.1 K	~840	Represents expected 3L CAR-T eligible patients in 2035
x	x	x	
Preference Share (%)	~65%	~65%	• Triangulated using physician-reported preferences and average market share of preferred oncology treatment classes with superior efficacy (e.g., PD-1 in NSCLC, PARPi in HRD OC, CAR-T vs HSCT in lymphoma)[1]
x	x	x	
Market Access (%)	~90%	~90%	• Based on industry standard assumption in oncology, triangulated with Yescarta access for both the U.S. and EU4+UK
=	=	=	
Treated Patients (#)	~620	~490	
x	x	x	
Gross Price ($)	~$840 K	~$365 K	• Price anchored on 2025 references for Kymriah, Tecartus, and Aucatzyl (Navlin), with 2035 projections using ~5% CAGR in the U.S. and flat pricing across EU4+UK
=	=	=	
Peak Gross Sales ($)	**~$520 M**	**~$180 M**	

2035E Potential Peak Gross Sales (U.S., EU4, UK) **Up to ~$700 M**

Note: Values may not multiply exactly due to rounding. [1]Based on average class share among NSCLC PD-(L)1 inhibitors (48 – 66%), NSCLC Targeted EGFR (~86%) and ALK (~75%) inhibitors, PARP inhibitors in HRD+ ovarian cancer (56– 63%), and Lymphoma CAR-T (~45%). NSCLC: Non-small Cell Lung Cancer. Source: Carroll. Cancer Treat Res Commun. 2023; Veluswamy. Cancer Med. 2022; Steeghs. Lung Cancer. 2022; Chan. J of Clin Onc. 2022; Chase. Fut Onc. 2025; CIMBTR 2024 Report; Navlin; Physician Interviews; ClearView Analysis.

P60

Peak Sales Could Increase to Up To ~$1.3 B with Label Expansion

ILLUSTRATIVE

Allo CAR-T Eligible Patients 2035E



Current CAR-T Treated Patients
U.S. ~450[1]
EU ~350[2]
3L+
U.S. ~1.1 K
EU ~840
2L and 3L+
U.S. ~1.6 K
EU ~1.3 K
1L MRD+, 2L, and 3L+
U.S. ~2.4 K[3]
EU ~1.9 K[3]

Patient Segment	Peak Sales
3L+ *(Potential First Approval)* Large opportunity in the initial lasme-cel indication	~$700 M
	+
Expansion to Second Line Increased opportunity despite slight cannibalization of 3L sales[4]	~$380 M
	+
Indication in 1L MRD+ Lasme-cel as 1L consolidation therapy in MRD+ patients[4]	~$220 M
	=
1L MRD+, 2L, and 3L	**Up to ~$1.3 B**

[1]CIBMTR reported 428 CAR-T patients in 2023, with 0.7% CAGR applied from 2023 – 2035; [2]EBMT reported 336 CAR-T patients in Europe 2022, with 0.6% CAGR applied from 2022 – 2035; [3]Assumes ~60% of 1L MRD+ patients eligible to receive lasme-cel that do not progress to 2L; [4]Assumes 45% preference share in 2L and ~25% preference share in 1L MRD+. MRD: Minimal Residual Disease. Source: NCCN; CIBMTR; SEER;ClearView Analysis.

P61

Lasme-cel Can Drive Meaningful Growth of the CAR-T Market In B-ALL

Lasme-cel Opportunity

- **First-in-class Immunotherapy Beyond CD19**
- **Deep Responses with High CR Rates and Impressive MRD Negativity**
- **Robust Peak Sales Potential (Up To ~$700 M) With Highly Attractive Margins**

CR: Complete Remission; MRD: Minimal Residual Disease. Source: ClearView Analysis.

P62

Clear Registration Path to BLA Submission Targeted For 2028: Key Anticipated Milestones Multiple Catalysts to 2H 2028 P63

Cellectis Strategic Roadmap Lasme-cel Potential BLA Filing in r/r B-ALL (2028) Eti-cel Potential EoP1 in r/r NHL (2026) Preclinical PoC for In Vivo Gene Therapy (2026) P64 EoP1: End-of-Phase 1 ; PoC: Proof-of-concept

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